

Mail Stop 3030

December 10, 2008

Via U.S. Mail

Mr. Gordon R. Arnold
Chief Executive Officer
Sierra Monitor Corporation
1991 Tarob Court
Milpitas, CA 95035

> **Re: Sierra Monitor Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-25699**

Dear Mr. Arnold:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief